   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997
                                                           REGISTRATION NO. 333-
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ___________________
                                   FORM  S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                              ___________________

                           HALTER MARINE GROUP, INC.

            (Exact name of registrant as specified in its charter)

               DELAWARE                     13085 INDUSTRIAL SEAWAY ROAD                                           75-2656828
(State or other jurisdiction of             GULFPORT, MISSISSIPPI 39503                                        (I.R.S. Employer
 incorporation or organization)                   (601) 896-0029                                               Identification No.)

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ___________________

                                 JOHN DANE III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           HALTER MARINE GROUP, INC.
                         13085 INDUSTRIAL SEAWAY ROAD
                          GULFPORT, MISSISSIPPI 39503
                                (601) 896-0029

           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                              ___________________

  Copies of all communications, including all communications to the agent for service, should be sent to:

      MAUREEN O'CONNOR SULLIVAN                             R. JAY TABOR
     VICE PRESIDENT AND GENERAL COUNSEL                BAKER & BOTTS, L.L.P.
        HALTER MARINE GROUP, INC.                         2001 ROSS AVENUE
      13085 INDUSTRIAL SEAWAY ROAD                           SUITE 700
       GULFPORT, MISSISSIPPI 39503                      DALLAS, TEXAS 75201
           (601) 896-0029                                  (214) 953-6500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:  From time to time after the effective date of this Registration
Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                              Proposed             Proposed
                                                          Amount to       maximum offering     maximum aggregate      Amount of
Title of each class of securities to be registered     be registered(1)   price per share(2)   offering price(2)  Registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share............         835,484                 $34.87         $29,133,327          $8,828 (3)
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights (4)                         835,484                     --                  --              --
====================================================================================================================================

     (1) This Registration Statement shall also cover any additional shares of Common Stock that become issuable in connection with the shares registered hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company's outstanding shares of Common Stock.
     (2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee based on a price of $34.87 per share (as adjusted to give effect to the three-for-two stock split effected pursuant to a stock dividend, which was effective on October 31, 1997 and which will be reflected in the price of the Common Stock as of November 3, 1997), which was the average of the high and low sales prices reported on the American Stock Exchange on October 31, 1997. (3) Such registration fee was paid in its entirety by the registrant in connection with the filing of the registrant's Registration Statement on Form S-1, Registration No. 333-6967, as filed on June 27, 1996. (4) No additional fee is payable in respect of the Preferred Stock Purchase Rights associated with shares of Common Stock.

                              ___________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 3, 1997

PROSPECTUS


                           HALTER MARINE GROUP, INC.


                        835,484 Shares of Common Stock


     This Prospectus relates to the offering by certain stockholders (the "Selling Stockholders") of up to an aggregate of 835,484 shares (the "Shares") of the common stock, $.01 par value per share (the "Common Stock"), of Halter Marine Group, Inc., a Delaware corporation ("Halter" or the "Company"). The Selling Stockholders are acquiring the shares in private transactions in connection with the Company's acquisition of (i) AmClyde Engineered Products, Inc. ("AmClyde") pursuant to an asset acquisition (the "AmClyde Acquisition") and (ii) Utility Steel Fabrication, Inc. ("Utility Steel") pursuant to a merger with a wholly owned subsidiary of the Company (the "Utility Steel Acquisition"). The Company is registering the Shares in accordance with certain registration rights granted by the Company to the Selling Stockholders. See "Selling Stockholders."

     The Selling Stockholders may from time to time sell the Shares offered hereby to or through one or more underwriters, directly to other purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, prices related to then prevailing market prices or at negotiated prices. See "Plan of Distribution." The distribution of the Shares is not subject to any underwriting agreement. The Company will not receive any of the proceeds from the sale of any of the Shares offered by the Selling Stockholders hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by such Selling Stockholders. None of the Shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

     Certain persons who sell Shares covered by this Prospectus, and such broker-dealers, underwriters or agents who participate with the Selling Stockholders in the distribution of the Shares may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act") with respect to the sale of such Shares.

     The Company's Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "HLX." On October 31, 1997, the closing sale price of the Common Stock on the AMEX was $52 5/16 per share. Such closing price does not reflect the effect of a three-for-two stock split effected pursuant to a stock dividend (the "Stock Split") declared by the Board of Directors of the Company on September 29, 1997, to the holders of record of Common Stock as of October 15, 1997. The Stock Split was effective on October 31, 1997 and will be reflected in the price of the Common Stock as of November 3, 1997.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                           ________________________

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                           ________________________


               The date of this Prospectus is __________, 1997.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy and information statements and other information can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10016. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

          The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Shares and the Company, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

          DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS: ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT CONTAINED IN THIS PROSPECTUS ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS GENERALLY ARE ACCOMPANIED BY WORDS SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE" OR "EXPECT" OR SIMILAR STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE CORRECT. FACTORS THAT COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

          THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY'S GENERAL COUNSEL, 13085 INDUSTRIAL SEAWAY ROAD, GULFPORT, MISSISSIPPI 39503 WHOSE TELEPHONE NUMBER IS (601) 896-0029.

          The following documents filed with the SEC (File No. 1-12159) are incorporated by reference into this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997;

          2. The Company's Annual Report on Form 10-K/A for the fiscal year ended March 31, 1997;

          3.   The Company's Current Report on Form 8-K/A filed July 31, 1997;

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

          5.   The Company's Current Report on Form 8-K filed August 27, 1997;

          6.   The Company's Current Report on Form 8-K filed September 10,
               1997;

          7.   The Company's Current Report on Form 8-K filed September 16,
               1997;

          8.   The Company's Current Report on Form 8-K filed September 30,
               1997;

          9.   The Company's Current Report on Form 8-K filed October 7, 1997;

          10.  The Company's Current Report on Form 8-K/A filed October 21,
               1997;

          11. The description of the Company's Common Stock contained in Item 1 of the Registration Statement on Form 8-A/A filed with the Commission on September 25, 1996, including any amendment or report filed for the purpose of updating such description filed with the Commission pursuant to Section 13 of the Exchange Act.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of filing of such documents.

          Any statement contained in this Prospectus or in documents incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

          The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Requests for such copies should be directed to the Company's General Counsel, 13085 Industrial Seaway Road, Gulfport, Mississippi 39503 whose telephone number is (601) 896-0029.

                                  THE COMPANY

          The Company is a leading provider of new construction, modification and repair services for ocean-going vessels and mobile offshore rigs used for oil and gas drilling and production and offshore construction. The Company is the seventh largest shipbuilder, and largest builder of small to medium sized ocean-going ships and barges and inland tow boats, in the United States. The Company, which has built more than 2,000 vessels in the past 40 years, specializes in the construction, repair and conversion of a wide variety of vessels for the commercial and governmental markets. The Company has recently entered the construction, modification and repair market for mobile offshore rigs as a result of its acquisition of Texas Drydock, Inc. ("TDI"), which was completed in May 1997.

          The Company has 20 shipyards (including one that is idle but that is scheduled to be reopened) which are strategically located along the Gulf Coast from Texas to Florida. The Company's multiple shipyards employ advanced manufacturing techniques, including modular construction and zone outfitting methods, and provide the Company significant flexibility and efficiency in manufacturing a wide variety of vessels. The Company believes that these factors, together with its large and experienced engineering team and work force, make the Company one of the most versatile and cost-efficient shipbuilders in the United States.

          Prior to September 1996, the Company was a wholly owned subsidiary of Trinity Industries, Inc. ("Trinity"). On September 26, 1996, the Company completed an initial public offering (the "IPO") of Common Stock pursuant to which approximately 18.7% of the Common Stock, after the exercise of the underwriters' overallotment option, was sold to the public. On March 31, 1997, Trinity distributed to its stockholders, in a tax-free transaction (the "Trinity Distribution"), all of the Common Stock held by Trinity (approximately 81.3% of the Common Stock). In connection with the IPO and the Trinity Distribution (collectively, the "Separation from Trinity"), the Company and Trinity entered into various agreements for the purpose of establishing the terms governing their on-going arrangements and relationships after the IPO.

          The Company's corporate offices are located at 13085 Industrial Seaway Road, Gulfport, Mississippi 39503, and its telephone number at such offices is
(601) 896-0029.

                                 RISK FACTORS

          Prospective investors should carefully consider and evaluate the following factors, together with the information and financial data set forth elsewhere in this Prospectus, before making an investment in the Shares.


RISKS ASSOCIATED WITH LEVERAGE

          The Company's recent acquisitions have significantly increased the Company's leverage. At September 30, 1997, the Company had (i) total long-term indebtedness of $188.7 million, (ii) stockholders' equity of $106.5 million and
(iii) available borrowing capacity of approximately $127 million (subject to customary borrowing conditions) under the Company's prior senior credit facility (the "Old Credit Facility"). The Old Credit Facility was replaced by a new credit facility (the "New Credit Facility") as of October 31, 1997, which provides for borrowings of up to $150 million. The degree to which the Company is leveraged could have important consequences, including (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) a substantial portion of the Company's cash flows from operations must be dedicated to the payment of the principal and interest on its indebtedness and will not be available for other purposes; (iii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business or in economic conditions; and (iv) the Company's level of indebtedness will make it more vulnerable in the event of a downturn in its business.

          The Company's ability to satisfy its debt obligations, including the $185,000,000 of 4 1/2% Convertible Subordinated Notes due 2004 (the "Notes") initially sold by the Company on September 16, 1997, will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of revolving credit borrowings under the New Credit Facility. The Company anticipates that its net cash provided by operating activities, together with the balance of the net proceeds from the sale by the Company of the Notes, funds available under the New Credit Facility and the potential issuance of industrial revenue bonds, will be sufficient to meet its operating expenses, and working capital, capital expenditures and debt service requirements, through at least fiscal 1999. However, if the Company is unable to service its debt, it will be forced to pursue one or more alternative strategies such as selling assets, curtailing any expansion, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms satisfactory to the Company, if at all.


DEPENDENCE ON CONDITIONS IN THE OFFSHORE OIL AND GAS DRILLING INDUSTRY

          A significant portion of the Company's current contracts relate to the construction of offshore support vessels and the construction, repair and conversion of mobile offshore rigs. Customer demand for offshore support vessels and mobile offshore rigs is dependent on, among other things, the level of activity in offshore oil and gas exploration, development and production, particularly in the Gulf of Mexico where many of the offshore support vessels manufactured by the Company and the substantial majority of the mobile offshore rigs modified or repaired by the Company have been put into service. The level of activity in offshore oil and gas exploration, development and production is affected by such factors as prevailing oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of available offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, technological advances and the ability of oil and gas companies to generate or otherwise obtain funds for capital expenditures. Although the Company believes there will be an increase in demand for offshore support vessels and mobile offshore rigs, the Company cannot predict future levels of activity in offshore oil and gas exploration, development and production.


RISKS ASSOCIATED WITH CONTRACTUAL PRICING IN THE SHIPBUILDING AND MOBILE OFFSHORE RIG INDUSTRY

          Most of the contracts entered into by the Company, whether commercial or governmental, are fixed-price contracts under which the Company retains all cost savings on completed contracts but is also liable for the full amount of all cost overruns. The Company attempts to cover anticipated increased costs of labor and materials through an estimation of such costs, which is reflected in the original price. Despite these attempts, however, the revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of many factors, including changes in job conditions and variations in labor and equipment productivity over the term of the contract.

These variations and the risks generally inherent in the shipbuilding and mobile offshore rig industry may result in gross profits realized by the Company being different from those originally estimated and may result in the Company experiencing reduced profitability or losses on projects. Depending on the size of the project, these variations from estimated contract performance could have a significant effect on the Company's operating results for any particular fiscal quarter or year.

          Many of the Company's contracts contain provisions requiring the payment by the Company of liquidated damages in the event that the Company fails to meet specified performance deadlines. There can be no assurance that the Company will not be required to make payments to customers under such liquidated damages provisions or that the requirement to make such payments will not have a material adverse effect on the Company's operating results.

          In addition, the Company uses the percentage of completion method to account for its contracts in process. Under this method, revenue from construction contracts are measured by the percentage of labor hours incurred as compared to estimated total labor hours for each contract. The timing of recognition of revenue and expenses for financial reporting purposes may differ materially from the timing of actual cash flows from contract payments received and expenses paid. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. To the extent that such provisions result in a loss or a reduction or elimination of previously reported profits with respect to a project, the Company would recognize a charge against current earnings, which could be material.


DEPENDENCE ON MANAGEMENT

          The Company believes that its success to date is attributable to, and its future performance will depend to a significant extent upon, the efforts and abilities of John Dane III, the Company's Chairman, President and Chief Executive Officer and its other current executive officers. The Company does not have employment agreements with any of its executive officers. However, John Dane III has entered into a noncompetition agreement with the Company. The loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company.


LIMITATION ON AVAILABILITY OF TRAINED SHIPYARD WORKERS

          Shipyards located in certain portions of southern Louisiana, including the Company's Lockport, Louisiana facility, are experiencing severe shortages of skilled shipyard labor as a result of recent labor demands brought about by increases in offshore drilling activities, the construction of offshore drilling rigs and crewing of offshore vessels. This labor shortage has resulted in increased costs of labor, and limitations on production capacity, for shipyards in such portions of southern Louisiana, including the Company's Lockport facility. While the Company's other shipyards are not currently experiencing severe labor shortages, these shipyards are faced with limitations on the availability of skilled labor that could limit the Company's ability to increase production to the extent the Company might otherwise desire. No assurances can be given regarding whether severe shortages will be experienced at these shipyards in the future.


MATTERS RELATING TO SEPARATION FROM TRINITY

          Prior to the IPO, which was completed on September 26, 1996, the Company operated as a wholly owned subsidiary of Trinity and from time to time relied upon Trinity to provide credit and other financial support, services and assistance. As a result, the Company has a limited independent operating history. In addition, in connection with the Separation from Trinity, the Company entered into various agreements with Trinity for the purpose of establishing the terms governing their on-going arrangements and relationships. The terms of such agreements were negotiated between affiliated parties, do not reflect arms'-length dealings and may not be as favorable to the Company as terms that would be available in similar agreements with unrelated third parties. Such agreements provide, among other things, for certain prohibitions on the ability of the Company to compete in Trinity's businesses.

          Trinity obtained a private letter ruling from the Internal Revenue Service (the "IRS") to the effect that the Trinity Distribution would be treated as a tax-free transaction. The agreements entered into between the Company and Trinity in connection with the Separation from Trinity provide that the Company will not take actions which could jeopardize the tax-free status of the Trinity Distribution and that the Company will indemnify Trinity for any damages resulting from actions by the Company that have the effect of destroying the tax-free status of the Trinity Distribution.

If the tax-free status of the Trinity Distribution were destroyed as a result of actions taken by the Company, such indemnification obligation would have a material adverse effect on the Company.


HIGHLY COMPETITIVE INDUSTRY

          The shipbuilding and mobile offshore rig industry is highly competitive. During the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in U.S. Navy shipbuilding spending and the difficulties experienced by U.S. shipbuilders in competing successfully for international commercial projects against foreign shipyards, many of which are heavily subsidized by their governments. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly. Such increased competition has resulted in substantial pressure on pricing and profit margins.

          Contracts for the construction of vessels, and for the construction, conversion and repair of mobile offshore rigs, are usually awarded on a competitive bid basis. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is currently a primary factor in determining which qualified bidder is awarded a contract.

          Private U.S. shipbuilders generally fall into two categories: (i) the six largest shipbuilders capable of building large scale vessels for the U.S. Navy and (ii) other shipyards that build small to medium sized vessels for governmental and commercial markets. Each of the six largest shipbuilders is substantially larger than the Company. The Company does not compete for U.S. Navy large vessel construction projects. The Company competes for U.S. government shipbuilding contracts on small to medium sized vessels principally with approximately six to 12 U.S. shipbuilders, which may include one or more of the six largest shipbuilders. The Company competes for domestic commercial shipbuilding contracts principally with approximately ten to 15 U.S. shipbuilders. The number and identity of competitors on particular projects vary greatly, depending on the type of vessel and size of project. The Company competes for mobile offshore rig construction, conversion and repair contracts principally with two major U.S. competitors.

          In connection with the Separation from Trinity, the Company entered into an agreement with Trinity that prohibits the Company, for a period of four years after completion of the IPO (which period will be extended under certain circumstances), from engaging in any and all businesses and operations conducted prior to the date of the IPO by Trinity or any of its subsidiaries other than the Company Businesses (as defined herein), which include the construction and repair of inland hopper barges and inland tank barges. Under the terms of this agreement, the four-year noncompetition period is extended for a period of time equal to any period during which the Company is constructing inland hopper barges under an arrangement with Trinity. Under special arrangements with Trinity, the Company has built a limited number of such vessels. Revenue related to this business were $13.3 million, $26.2 million and $19.9 million for fiscal years 1995, 1996 and 1997, respectively. Because the Company has continuously been constructing such barges under an arrangement with Trinity since the IPO, the four-year noncompetition period has not yet begun to run. "Company Businesses" means the business and operations conducted prior to the date of the IPO by Trinity and certain of its subsidiaries that consist of (i) the construction, repair and conversion of ocean-going and inland vessels (other than inland hopper barges and inland tank barges and the construction of accessories for such barges) and (ii) the production of any component of or accessory to any ocean-going or inland vessel being constructed by the Company or any of its subsidiaries.


OPERATING RISKS

          The Company's activities involve the fabrication and refurbishment of large steel structures, the operation of cranes and other heavy machinery and other operating hazards that can cause personal injury or loss of life, severe damage to and destruction of property and equipment and suspension of operations. The failure of the structure of a vessel or mobile offshore rig after it leaves the Company's shipyard can result in similar injuries and damages. Litigation arising from any such occurrences may result in the Company being named as a defendant in lawsuits asserting large claims. In addition, due to their proximity to the Gulf of Mexico, the Company's facilities are subject to the possibility of physical damage caused by hurricanes or flooding. Although the Company maintains such insurance protection as it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company.


LEGISLATIVE PROPOSALS TO MODIFY PROVISIONS OF JONES ACT

          Pursuant to the requirements of the Merchant Marine Act of 1920 (the "Jones Act"), all vessels transporting products between U.S. ports must be constructed in U.S. shipyards, owned and crewed by U.S. citizens and registered under U.S. law. Many customers elect to have vessels constructed at U.S. shipyards, even if such vessels are intended for international use, in order to maintain flexibility to use such vessels in the U.S. coastwise trade in the future. The Company believes that substantially all of its revenue from U.S. commercial shipbuilding contracts (which represented 41.1% of the Company's total revenue for fiscal 1997) results from the sale of vessels capable of being used for U.S. coastwise trade. In 1997, proposed legislation was introduced in Congress to modify the provisions of the Jones Act to eliminate the requirement that ships be constructed in the United States for U.S. coastwise trade. Similar bills seeking to rescind or substantially modify the Jones Act and eliminate or adversely affect the competitive advantages it affords to U.S. shipbuilders have been introduced in Congress from time to time and are expected to be introduced in the future. Although management believes it is unlikely that the Jones Act requirements will be rescinded or materially modified in the foreseeable future, there can be no assurance that this will not occur. Many foreign shipyards are heavily subsidized by their governments and, as a result, there can be no assurance that the Company would be able to effectively compete with such shipyards if they were permitted to construct vessels for use in the U.S. coastwise trade. The repeal of the Jones Act, or any amendment of the Jones Act that would eliminate or adversely affect the competitive advantages provided to U.S. shipbuilders, could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON GOVERNMENT CONTRACTS

          The Company builds vessels for the U.S. Navy, foreign nations and state and local governments. Revenue derived from government customers accounted for approximately 53% of the Company's total revenue in fiscal 1997. There can be no assurance that the Company will be successful in obtaining new government contracts, many of which are subject to strict competitive bidding requirements. Purchases of vessels by governments, including the U.S. Government, generally are subject to the uncertainties inherent in their respective budgeting and appropriations processes, which are affected by political events over which the Company has no control. Revenue derived from commercial (including energy) and government customers accounted for approximately 61% and 39%, respectively, of the Company's total revenue for the three months ended June 30, 1997.

          Revenue derived from the construction of U.S. Navy vessels accounted for approximately 37.4% of the Company's total revenue in fiscal 1997. With the end of the Cold War and the pressure of domestic budget constraints, overall U.S. Navy spending for new vessel construction has declined significantly since 1991. U.S. Navy shipbuilding is expected to continue to decline during the remainder of the decade. Although the Company believes that the small to medium sized U.S. Navy vessels for which it competes are less likely to be cut back and, in some cases, do not require specific Congressional appropriations, the Company generally expects revenue and gross profit attributable to its current and any future U.S. Navy contracts to decline over the next several years. Such decreases, if not offset by increased revenue and profit from contracts with other customers, could have a material adverse effect on the Company's business, financial condition and results of operations.


IMPACT OF ENVIRONMENTAL LAWS

          The Company is subject to extensive and changing federal, state and local laws (including common law) and regulations designed to protect the environment ("Environmental Laws"). The Company from time to time is involved in administrative and other proceedings under Environmental Laws involving its operations and facilities. Environmental Laws could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with Environmental Laws increases the Company's costs of doing business. Additionally, Environmental Laws have been subject to frequent change; therefore, the Company is unable to predict the future costs or other future impact of Environmental Laws on its operations. There can be no assurance that the Company will not incur material liability related to the Company's operations and properties under Environmental Laws.

SHARES AVAILABLE FOR FUTURE SALE

          As of October 15, 1997, there were 18,452,400 shares of Common Stock issued and outstanding (which will increase to 27,678,600 shares upon the effectiveness of the Stock Split). The outstanding shares of Common Stock are not "restricted securities" within the meaning of Rule 144 under the Securities Act. The Shares, which will be issued pursuant to the AmClyde Acquisition and the Utility Steel Acquisition, will be "restricted securities" until sold pursuant to the Registration Statement in which this Prospectus is included.

          The Company maintains a shelf registration statement for the Notes and the Common Stock issuable upon conversion of the Notes. An aggregate of 5,873,016 shares of Common Stock (as adjusted to reflect the Stock Split) are currently reserved for issuance upon conversion of the Notes.

          An aggregate of 3,596,400 shares of Common Stock (as adjusted to reflect the Stock Split) are currently reserved for issuance pursuant to the Company's Amended and Restated 1996 Stock Option and Incentive Plan (the "Stock Option and Incentive Plan"). As of October 15, 1997, there were 2,468,400 shares of Common Stock (as adjusted to reflect the Stock Split) issuable upon the exercise of options granted under the Stock Option and Incentive Plan, 69,900 (as adjusted to reflect the Stock Split) of which were immediately exercisable. The Company has registered all shares of Common Stock issuable pursuant to its Stock Option and Incentive Plan pursuant to a registration statement on Form S-8 filed with the Securities and Exchange Commission.


POSSIBLE VOLATILITY OF STOCK PRICE

          The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results, changes in earnings estimated by securities analysts or the Company's ability to meet those estimates, publicity regarding the shipbuilding and mobile offshore rig industry and other factors, some of which may be beyond the Company's control. There can be no assurance that the market price of the Common Stock will not decline below the price at which the shares of the Common Stock are currently being traded. In addition, the stock markets have from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock.


CERTAIN ANTI-TAKEOVER EFFECTS

          The Restated Certificate of Incorporation of the Company (the "Certificate"), the Bylaws of the Company (the "Bylaws"), the Company's Preferred Stock Purchase Rights (the "Rights") and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain various provisions that may hinder, delay or prevent the acquisition of control of the Company without the approval of the Board of Directors of the Company. Certain provisions of the Certificate and the Bylaws, among other things, (i) authorize the issuance of "blank check" preferred stock, (ii) divide the Board of Directors of the Company into three classes, the members of which serve for three-year terms, (iii) establish advance notice requirements for director nominations and stockholder proposals to be considered at annual meetings and (iv) prohibit stockholder action by written consent. In addition, the Company has entered into a Stockholder Rights Agreement with The Bank of New York, as rights agent, pursuant to which each share of Common Stock has attached one Right which will initially trade together with such share. The Rights would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved in advance by the Board of Directors of the Company. In addition,
Section 203 of the DGCL imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock.


DIVIDEND POLICY

          The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the New Credit Facility will restrict the payment of dividends.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

            The Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1997 gives effect to the initial sale of the Notes and the use of the net proceeds therefrom as if such transactions had occurred on June 30, 1997. The Unaudited Pro Forma Consolidated Income Statement for the year ended March 31, 1997 gives effect to (i) the acquisition of TDI (the "TDI Acquisition") and (ii) the initial sale of the Notes and the use of the net proceeds therefrom as if such transactions had occurred on April 1, 1996. The Unaudited Pro Forma Consolidated Income Statement for the three months ended June 30, 1997 gives effect to the initial sale of the Notes and the use of the net proceeds therefrom as if such transactions had occurred on April 1, 1996.

            The TDI Acquisition was accomplished by the acquisition of 20% of the stock of TDI directly from shareholders of TDI and 100% of the stock of Maritime Holdings, Inc., which held 80% of the stock of TDI. Maritime Holdings, Inc. formerly owned several companies including TDI. Prior to the sale of its stock to the Company, as a condition of the purchase agreement, Maritime Holdings, Inc. divested all of its assets, except for the stock of TDI, and all of its liabilities, so that when the Company purchased Maritime Holdings, Inc., its only asset was 80% of the stock of TDI, and it had no liabilities.

            The Unaudited Pro Forma Consolidated Income Statement for the year ended March 31, 1997 has been prepared giving consideration to the audited income statement of TDI for the fiscal year ended September 30, 1996 adjusted accordingly by unaudited income statements for the six-month periods ended March 31, 1997 and March 31, 1996.

            The Unaudited Pro Forma Consolidated Financial Statements are not necessarily indicative of the financial position or operating results that would have been achieved had the TDI Acquisition and the sale of the Notes occurred at the dates indicated, nor do such statements purport to project the results of the Company for any future period.

            The following Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical consolidated financial statements of the Company and the historical consolidated financial statements of TDI and the related notes thereto, in each case as incorporated herein by reference from documents filed by the Company with the Commission, as described under "Incorporation of Documents by Reference."

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 1997

                                 (IN THOUSANDS)

                                                                      HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                      ----------  ---------------  ---------
                               ASSETS
Current Assets:
    Cash                                                                $  3,022     $ 81,900(1)    $ 84,922
    Contract receivables..............................................    49,972           --         49,972
    Costs and estimated earnings in excess of billings on uncompleted
     contracts........................................................    90,481           --         90,481
    Inventories.......................................................    10,251           --         10,251
    Other current assets..............................................     4,375           --          4,375
                                                                        --------     --------       --------
       Total current assets...........................................   158,101       81,900        240,001
Property, plant and equipment, net....................................    86,493           --         86,493
Excess of cost over net assets acquired...............................    26,662           --         26,662
Other assets..........................................................       285        6,100(1)       6,385
                                                                        --------     --------       --------
                                                                        $271,541     $ 88,000       $359,541
                                                                        ========     ========       ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable and other accrued liabilities....................  $ 32,909     $     --       $ 32,909
    Billings in excess of costs and estimated earnings on uncompleted
     contracts........................................................    28,048           --         28,048
    Notes payable and current portion of long-term debt...............    33,056     (27,000)(1)       6,056
    Deferred income taxes.............................................     3,417           --          3,417
                                                                        --------     --------       --------
       Total current liabilities......................................    97,430     (27,000)         70,430
Long-term debt........................................................    73,487      185,000(1)     188,487
                                                                                     (70,000)(1)
Other noncurrent liabilities..........................................     1,911           --          1,911
                                                                        --------     --------       --------
       Total liabilities..............................................   172,828       88,000        260,828
Stockholders' equity:
    Common stock......................................................       185           --            185
    Additional paid-in capital........................................    84,214           --         84,214
    Retained earnings.................................................    14,314           --         14,314
                                                                        --------     --------       --------
       Total stockholders' equity.....................................    98,713           --         98,713
                                                                        --------     --------       --------
                                                                        $271,541     $ 88,000       $359,541
                                                                        ========     ========       ========

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                   HALTER MARINE GROUP, INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                           YEAR ENDED MARCH 31, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   HISTORICAL
                                                              ---------------------
                                                               COMPANY      TDI         ADJUSTMENTS    PRO FORMA
                                                              ---------  ----------    --------------  ----------
Contract revenue earned.....................................    $406,797   $ 105,706    $       --      $512,503
Cost of revenue earned......................................     355,209      97,418          320 (2)    452,459
                                                                                             (488)(3)
                                                                --------                ----------      --------
    Gross profit............................................      51,588       8,288           168        60,044
Selling, general and administrative expenses................      21,361       8,125(4)        488(3)     29,974
Amortization of excess of cost over net assets acquired.....          --          --         1,406(5)      1,406
                                                                --------   ---------    ----------      --------
    Operating income........................................      30,227         163       (1,726)        28,664
Other (income) expenses:
    Interest expense........................................       3,232         165         5,959(6)      9,356
    Gain on disposition of assets...........................          --        (462)           --          (462)
    Gain on settlement of lawsuit...........................          --      (1,732)           --        (1,732)
    Other, net..............................................          (8)          9            --             1
                                                                --------   ---------    ----------      --------
                                                                   3,224      (2,020)        5,959         7,163
                                                                --------   ---------    ----------      --------
Income before income taxes..................................      27,003       2,183       (7,685)        21,501
Provision for income taxes..................................      10,887         767       (2,384)(7)      9,270
                                                                --------   ---------    ----------      --------
Net income..................................................    $ 16,116   $   1,416    $  (5,301)      $ 12,231
                                                                ========   =========    ==========      ========
Net income per share........................................       $0.88                                $   0.67
                                                                ========                                ========
Weighted average shares outstanding.........................      18,255                                  18,255

OTHER FINANCIAL DATA:
EBITDA(8)...................................................    $ 38,126   $            $               $ 39,634
Depreciation and amortization...............................       7,899       1,345         2,597(9)     11,841
Capital expenditures........................................      14,491       2,603                      17,094
Ratio of earnings to fixed charges (10).....................        9.2x                                     3.3x

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                  HALTER MARINE GROUP, INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                       THREE MONTHS ENDED JUNE 30, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                ----------    -----------    ---------
     Contract revenue earned.................................     $149,069    $     --        $149,069
     Cost of revenue earned..................................      130,504          --         130,504
                                                                  --------    --------        --------
          Gross profit.......................................       18,565          --          18,565
     Selling, general and administrative expenses............        7,884          --           7,884
     Amortization of excess of cost over net assets acquired.          338          --             338
                                                                  --------    --------        --------
          Operating income...................................       10,343          --          10,343
     Other (income) expenses:................................
          Interest expense...................................        1,436         797(11)       2,233
          Other, net                                                   138          --             138
                                                                  --------    --------        --------
                                                                     1,574         797           2,371
                                                                  --------    --------        --------
     Income before income taxes..............................        8,769        (797)          7,972
     Provision for income taxes..............................        3,358        (319) (7)      3,039
                                                                  --------    --------        --------
     Net income..............................................     $  5,411    $   (478)       $  4,933
                                                                  ========    ========        ========
     Net income per share....................................     $   0.29                    $   0.27
                                                                  ========                    ========
     Weighted average shares outstanding.....................       18,568                      18,568

     OTHER FINANCIAL DATA:
     EBITDA(8)...............................................     $ 13,073       $            $ 13,073
     Depreciation and amortization...........................        2,730         218(12)       2,948
     Capital expenditures....................................       11,879                      11,879
     Ratio of earnings to fixed charges(10)..................         7.1x                        4.6x

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

                  HALTER MARINE GROUP, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     (1) To record the sale of $185 million of the Notes, net of debt issuance costs of $6.1 million, and the use of the net proceeds therefrom as follows: (a) payment of $97 million of outstanding loans under the Old Credit Facility and (b) increase of cash in the amount of $81.9 million. Assumes additional borrowings under the Old Credit Facility to repay $27 million of short-term notes issued in connection with the TDI Acquisition.

     (2) To adjust depreciation expense resulting from the write-up of fixed assets of TDI to fair values at the time of the TDI Acquisition.

     (3) To reclassify certain expenses of TDI based on the accounting policies of the Company.

     (4) Includes an accrual for one-time bonuses of approximately $3.2 million at March 31, 1997, which were paid to TDI employees in connection with the TDI Acquisition. No such bonuses were paid or accrued in fiscal 1996.

     (5) Amortization of excess of cost over net assets acquired in the TDI Acquisition over 20 years.

     (6) To record (a) interest expense on the Notes based on an assumed rate of 4.5% per annum; (b) the elimination of interest expense on outstanding loans under the Old Credit Facility; and (c) amortization of debt issuance costs over the seven-year term of the Notes. Assuming the investment of excess funds based on an average rate of 4.5% per annum, interest expense would have decreased by approximately $3.0 million.

     (7) Income tax effect of pro forma adjustments using the Company's effective tax rate of approximately 40%.

     (8) EBITDA (earnings before interest, taxes, depreciation and amortization expense) is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

     (9) Reflects amortization of excess of cost over net assets acquired in the TDI Acquisition, depreciation expense resulting from the write-up of fixed assets of TDI to fair values at time of the TDI Acquisition, and amortization of debt issuance costs of the Notes.

     (10) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and amortization of deferred financing costs.

     (11) To record (a) interest expense on the Notes based on an assumed rate of 4.5% per annum; (b) the elimination of interest expense on outstanding loans under the Old Credit Facility; (c) the elimination of interest expense on the short-term notes issued in connection with the TDI Acquisition; and (d) amortization of debt issuance costs over the seven-year term of the Notes. Assuming the investment of excess funds based on an average rate of 4.5% per annum, interest expense would have decreased by approximately $921,000.

     (12) Reflects amortization of debt issuance costs of the Notes.

                                USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders pursuant to this Prospectus. In connection with the Company's acquisition of AmClyde and Utility Steel pursuant to the AmClyde and Utility Steel Acquisitions, as applicable, the Company issued or has committed to issue the Shares to the Selling Stockholders. See "Selling Stockholders" for a list of those persons and entities receiving the proceeds from the sales of the Shares.


                             SELLING STOCKHOLDERS

          The following table sets forth (i) the name of each Selling Stockholder and relationship, if any, with the Company, (ii) the number of Shares that will be owned by each Selling Stockholder upon the consummation of either the AmClyde Acquisition or the Utility Steel Acquisition, as applicable, and (ii) the maximum number of Shares which may be offered for the account of such Selling Stockholder under this Prospectus.

                                                                    COMMON STOCK               MAXIMUM             COMMON STOCK
                                                                 BENEFICIALLY OWNED            AMOUNT           BENEFICIALLY OWNED
     NAME OF SELLING STOCKHOLDER                                 PRIOR TO OFFERING       OFFERED HEREBY (1)     AFTER OFFERING (2)
     ---------------------------                                 ------------------      ------------------     ------------------
                                                                                                              PERCENT       AMOUNT
                                                                                                              -------       ------
     AmClyde Engineered Products, Inc......................          459,652                459,652              0%            *
     Richard J. Juelich....................................          140,731                140,731              0             *
     Whitcust & Co.........................................           13,851                 13,851              0             *
     Edgar and Melanie Pender..............................          151,026                151,026              0             *
     Amie Pender Guttuso...................................           23,408                 23,408              0             *
     Stacie Pender Hollingsworth...........................           23,408                 23,408              0             *
     John Coverver, as Trustee of the Maurice S. Pender
     Trust.................................................           23,408                 23,408              0             *
                                                                     -------                -------             ---           ---
     Total.................................................          835,484                835,484              0             *

     _________________
     *   Less than 1%.

     (1) Numbers shown reflect the effect of the Stock Split, which was effective on October 31, 1997. This Prospectus also covers any additional shares of Common Stock that become issuable in connection with the shares of Common Stock offered for sale hereby by reason of any future stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the Company's outstanding shares of Common Stock.

     (2)  Assumes all of the Shares offered hereby are sold.

          Because the Selling Stockholders may, pursuant to this Prospectus, offer all or some portion of the Shares they presently hold, no estimate can be given as to the amount of Common Stock that will be held by the Selling Stockholders upon termination of any such sales. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Shares, in transactions exempt from the registration requirements of the Securities Act. See Plan of Distribution."

          The Company will pay the expenses of registering the Shares being sold hereunder.

                             PLAN OF DISTRIBUTION

          The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. The Selling Stockholders may from time to time sell all or a portion of their Shares in transactions on the AMEX, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold directly or through underwriters or broker-dealers. If the Shares are sold through underwriters or broker-dealers, the Selling Stockholders may pay underwriting discounts or brokerage commissions and charges. The methods by which the Shares may be sold include (i) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, and (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus, (iii) exchange distributions and/or secondary distributions in accordance with the rules of the AMEX, (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers, and (v) privately negotiated transactions. In addition, any Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

          The Company will pay the costs and expenses incident to its registration and qualification of the Shares offered hereby, including registration and filing fees. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders will pay or assume brokerage and selling commissions or other charges or expenses incurred in connection with the sale of the Shares.

          The Selling Stockholders and any underwriter or broker-dealer participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profits, discounts, commissions or concessions paid or allowed to any such underwriter or broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of Shares against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

          Certain legal matters with respect to the Shares will be passed upon by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

          The consolidated financial statements of Halter Marine Group, Inc. appearing in Halter Marine Group, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therin and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Texas Drydock, Inc. and subsidiary as of September 30, 1995 and 1996, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                         _____________________________

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----

Available Information.................................................   1
Incorporation of Documents by Reference...............................   2
The Company...........................................................   3
Risk Factors..........................................................   4
Pro Forma Consolidated Financial Statements...........................   9
Use of Proceeds.......................................................  14
Selling Stockholders..................................................  14
Plan of Distribution..................................................  15
Legal Matters.........................................................  15
Experts...............................................................  15


                                835,484 SHARES



                           HALTER MARINE GROUP, INC.



                                 COMMON STOCK


                             ____________________

                                  PROSPECTUS
                             ____________________



                               __________, 1997

================================================================================

                                    PART II
                                    =======

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     All of the expenses in connection with the distribution of the Shares are set forth below and will be borne by the Registrant.

     Registration Fee..........................................  $ 8,828
     American Stock Exchange Listing Fee.......................   17,500
     *Legal Fees and Expenses..................................   15,000
     *Accounting Fees and Expenses.............................     #
                                                                 -------
            *Total.............................................  $  #
                                                                 =======

     ___________
     *Estimated.
     # To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Delaware General Corporation Law

     Section 145 (a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made (1) by the board of directors by a majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or
(2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     Section 102(b)(7) of the Delaware General Corporation Law provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

     Certificate of Incorporation

     The Certificate of Incorporation of the Company provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise, prior to such amendment or repeal.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving or having agreed to serve as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement and excise taxes or penalties arising under ERISA) reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     Bylaws

     The Bylaws of the Company provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceedings is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving or having agreed to serve as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability or loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement and excise taxes or penalties arising under ERISA) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of such person's heirs, executors and administrators. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Bylaws also specifically authorize the Company to maintain insurance to protect itself and any director, officer, employee or agent of the Company.

     Indemnification Agreements

     The Company has entered into Indemnification Agreements pursuant to which it will indemnify certain of its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the DGCL. The Indemnification Agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding.


ITEM 16.       EXHIBITS

 4.1* Asset Purchase Agreement among the Company, AEPI Acquisition, Inc., AmClyde Engineered Products, Inc. and Wallace K. Fisk, Jr.

 4.2* Agreement and Plan of Merger by and among the Company, Utility Acquisition, Inc., Utility Steel Fabrication, Inc. and the shareholders of Utility Steel Fabrication, Inc.

 5.1      Opinion of Baker & Botts, L.L.P.

23.1      Consent of Ernst & Young LLP.

23.2      Consent of KPMG Peat Marwick LLP.

24.1 Power of Attorney (included on signature pages to the Registration Statement).


__________
* To be provided by Amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gulfport, State of Mississippi, on the 3rd day of November, 1997.


                                           HALTER MARINE GROUP, INC.



                                           By:   /s/ Keith L. Voigts
                                              ----------------------------------
                                                Keith L. Voigts
                                                Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below authorizes and appoints each of Rick S. Rees and Keith L. Voigts, and each of them severally, acting alone and without the other, as his attorney-in-fact to execute in the name of such person and to file any amendments to this Registration Statement (including any post-effective amendments) necessary or advisable to enable the Company to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this Registration Statement as such attorney-in-fact may deem appropriate.

SIGNATURE                                     CAPACITY                            DATE
---------                                     --------                            ----
/s/ John Dane III          Chairman, President and Chief Executive Officer  November 3, 1997
-------------------------  (Principal Executive Officer) and Director
John Dane III

/s/ Keith L. Voigts        Senior Vice President                            November 3, 1997
-------------------------  (Principal Financial and Accounting Officer)
Keith L. Voigts

/s/ Rick S. Rees           Executive Vice President and Director            November 3, 1997
-------------------------
Rick S. Rees

/s/ Kenneth W. Lewis       Director                                         November 3, 1997
-------------------------
Kenneth W. Lewis

/s/ Daniel J. Mortimer     Director                                         November 3, 1997
-------------------------
Daniel J. Mortimer

/s/ Angus R. Cooper, II    Director                                         November 3, 1997
-------------------------
Angus R. Cooper, II

/s/ Burt H. Keenan         Director                                         November 3, 1997
-------------------------
Burt H. Keenan

                                 EXHIBIT INDEX

 4.1* Asset Purchase Agreement among the Company, AEPI Acquisition, Inc., AmClyde Engineered Products, Inc. and Wallace K. Fisk, Jr.

 4.2* Agreement and Plan of Merger by and among the Company, Utility Acquisition, Inc., Utility Steel Fabrication, Inc. and the shareholders of Utility Steel Fabrication, Inc.

 5.1      Opinion of Baker & Botts, L.L.P.

23.1      Consent of Ernst & Young LLP.

23.2      Consent of KPMG Peat Marwick LLP.

24.1 Power of Attorney (included on signature pages to the Registration Statement).


___________
* To be provided by Amendment.